                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                    TRANSACTION SYSTEMS ARCHITECTS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                            Class A Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 893416 10 7
           --------------------------------------------------------
                                 (CUSIP Number)

                                  Kent Jamison
                         Locke Purnell Rain Harrell
                              2200 Ross Avenue
                                  Suite 2200
                              Dallas, Texas 75201
                                (214) 740-8416
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               May 13, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Exhibit Index is located at page 6 herein.

                        (Continued on following page(s))

                              Page 1 of 45 Pages
                                        ---

---------------------
CUSIP No. 893416 10 7                 13D
---------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Steve W. Shepherd
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,531,203 (See Items 4 and 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    -0- (See Items 4 and 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    768,294 (See Items 4 and 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,531,203 (See Items 4 and 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     (See Instructions)                                                   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.0% (See Items 4 and 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person* (See Instructions)
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                                            Page 2 of 45 Pages

---------------------
CUSIP No. 893416 10 7                 13D
---------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Carol Ann Shepherd
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0- (See Items 4 and 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    -0- (See Items 4 and 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    762,909 (See Items 4 and 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0- (See Items 4 and 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     762,909 (See Items 4 and 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     (See Instructions)                                                   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.0% (See Items 4 and 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person* (See Instructions)
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                                           Page 3 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------


ITEM 1. (SECURITY AND ISSUER)

    The class of securities to which this Statement relates is the Class A Common Stock, par value $0.005 per share, of Transaction Systems Architects, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 330 South 108th Avenue, Omaha, Nebraska 68154.

ITEM 2. (IDENTITY AND BACKGROUND)

    This Statement is being filed by Steve W. Shepherd and by Carol Ann Shepherd (the "Reporting Persons"). Mr. and Ms. Shepherd are husband and wife. Mr. Shepherd's present principal occupation is Chairman of the Board and Chief Executive Officer of Regency Voice Systems, Inc., a developer of interactive voice response and software systems primarily for community banks, which has its principal business address at 15820 Addison Road, Dallas, Texas 75248. Ms. Shepherd's present principal occupation is private investing, and Ms. Shepherd's principal business address is 15820 Addison Road, Dallas, Texas 75248.

    During the last five (5) years or otherwise, neither Reporting Person has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which caused him or her to become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Each Reporting Person is a citizen of the United States of America.

ITEM 3. (SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION)

    No funds were required by the Reporting Persons to obtain the beneficial ownership of the 768,294 shares held by Steve W. Shepherd or the 762,909 shares held by Carol Ann Shepherd of the Class A Common Stock of the Company. The shares of Class A Common Stock held by the Reporting Persons were acquired in exchange for their equity interests in Regency Voice Systems, Inc., a Texas corporation ("RVS"), Regency Interactive Services, Inc., a Texas corporation ("RIS"), and Regency Voice Systems Investors, Ltd., a Texas limited partnership ("Limited"), pursuant to the consummation of the transactions described in the Stock Exchange Agreement entered into as of April 17, 1997 by and among the Company, RVS, RIS and Limited and the holders of equity interests therein (the "Stock Exchange Agreement"), as more fully described in Item 4 hereof.


                                                            Page 4 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------


ITEM 4. (PURPOSE OF TRANSACTION)

    On April 17, 1997, the Company, RVS, RIS, Limited and the shareholders of RVS and RIS (the "RVS Shareholders" and the "RIS Shareholders") and the partners of Limited (the "Partners") entered into the Stock Exchange Agreement pursuant to which the RVS Shareholders and the RIS Shareholders were to exchange all of their shares of common stock in RVS and RIS and the Partners were to exchange all of their partnership interests in Limited, in each event for shares of Class A Common Stock of the Company in a transaction to be treated in part as a pooling of interests for accounting purposes and as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. The transactions set forth under the Stock Exchange Agreement were consummated on May 13, 1997 (the "Closing Date").

    On the Closing Date (i) each share of RVS common stock was exchanged for
2.445208 shares of Class A Common Stock of the Company, (ii) each share of RIS Common Stock was exchanged for .0001374 share of Class A Common Stock of the Company, and (iii) each one percent (1%) interest in Limited was exchanged for 5,384.6154 shares of Class A Common Stock of the Company.

    At the time of this Statement, the Reporting Persons do not have any plans or proposals that relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation relating to the Company or any subsidiary; (iii) a sale or transfer of a material amount of assets of the Company or any subsidiary; (iv) any change in the board of directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company or any other material change in the Company's business or corporate structure; (vi) any change in the Company's Certificate of Incorporation or Bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of the foregoing.

ITEM 5. (INTEREST IN SECURITIES OF THE ISSUER)

    Steve W. Shepherd has sole voting power with respect to 1,531,203 shares of Class A Common Stock, constituting 6.0% of the 25,620,093 outstanding shares of the Company's Class A Common Stock and 5.5% of the aggregate 27,791,345 outstanding shares of the Company's Class A Common Stock and Class B Common Stock, and sole dispositive power with respect to 768,294 shares of Class A Common Stock, constituting 3.0% of the 25,620,093 outstanding shares of the Company's Class A Common Stock and 2.8% of the aggregate 27,791,345 outstanding shares of the Company's Class A Common Stock and Class B Common Stock.


                                                            Page 5 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------


    Carol Ann Shepherd has sole dispositive power with respect to 762,909 shares of Class A Common Stock, constituting 3.0% of the 25,620,093 outstanding shares of the Company's Class A Common Stock and 2.8% of the aggregate 27,791,345 outstanding shares of the Company's Class A Common Stock and Class B Common Stock.

    As described in Item 4, each of the Reporting Persons acquired the shares of Class A Common Stock held thereby in exchange for such Reporting Person's shares in RVS and RIS and partnership interests in Limited upon the consummation of the transactions described in the Stock Exchange Agreement on the Closing Date of May 13, 1997. The closing of the transactions under the Stock Exchange Agreement (the "Closing") was effected by telecopy. At the Closing, an aggregate of 1,076,903.8462 shares of Class A Common Stock of the Company were issued to the RVS Shareholders in exchange for the outstanding shares of RVS Common Stock, 19.2308 shares of Class A Common Stock were issued to the RIS Shareholders in exchange for the outstanding shares of RIS Common Stock, and 538,461.5385 shares of Class A Common Stock were issued to the Partners in exchange for all of the Partners' partnership interests in Limited.

    At the Closing, Mr. Shepherd received 519,606.7 shares of Class A Common Stock in exchange for 212,500 shares of RVS Common Stock, 9.618 shares of Class A Common Stock in exchange for 70,000 shares of RIS Common Stock and 248,677.69 shares of Class A Common Stock in exchange for 46.183% of the partnership interests in Limited. At the Closing, Ms. Shepherd received 519,606.7 shares of Class A Common Stock in exchange for 212,500 shares of RVS Common Stock, 9.618 shares of Class A Common Stock in exchange for 70,000 shares of RIS Common Stock and 243,293.07 shares of Class A Common Stock in exchange for 45.183% of the partnership interests in Limited.

ITEM 6. (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER)

    Reference is made to the disclosure contained in Item 4 hereof. Except as described therein, neither Reporting Person has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7. (MATERIAL TO BE FILED AS EXHIBITS)

    Exhibit 1:     Agreement pursuant to Rule 13d-1(f)(1)(iii).

    Exhibit 2: Stock Exchange Agreement entered into as of April 17, 1997 by and among the Company, RVS, RIS, Limited, the RVS Shareholders, the RIS Shareholders and the Partners.



                                                            Page 6 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this Statement is true, complete and correct.

Date: May 20, 1997
                                       /s/ Steve W. Shepherd
                                       --------------------------------------
                                       Steve W. Shepherd












                                                            Page 7 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this Statement is true, complete and correct.

Date: May 20, 1997
                                       /s/ Carol Ann Shepherd
                                       --------------------------------------
                                       Carol Ann Shepherd












                                                            Page 8 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------

                                      EXHIBIT 1


    Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement to which this Exhibit is attached is filed on behalf of each of them.

                                       /s/ Steve W. Shepherd
                                       --------------------------------------
                                       Steve W. Shepherd

                                       /s/ Carol Ann Shepherd
                                       --------------------------------------
                                       Carol Ann Shepherd











                                                            Page 9 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------

                                      EXHIBIT 2

                               STOCK EXCHANGE AGREEMENT


    THIS STOCK EXCHANGE AGREEMENT (this "Agreement") is entered into as of this 17th day of April, 1997, by and among TRANSACTION SYSTEMS ARCHITECTS, INC., a Delaware corporation, ("TSA"), REGENCY VOICE SYSTEMS, INC., a Texas corporation ("RVS"), REGENCY INTERACTIVE SERVICES, INC., a Texas corporation ("RIS"), REGENCY VOICE SYSTEMS INVESTORS, LTD., a Texas limited partnership ("Limited") and all of the shareholders of RVS ("RVS Shareholders"), all of the shareholders of RIS ("RIS Shareholders") and all of the partners of Limited ("Partners"), whose names are set forth on the signature pages of this Agreement (where applicable, the RVS Shareholders, Partners and RIS Shareholders shall be referred to collectively as the "Shareholders").

                                       RECITALS

    A. TSA, RVS, RIS, Limited and the Shareholders have each determined to engage in the transactions contemplated hereby, pursuant to which the Shareholders will exchange (the "Exchange") all of their shares of RVS Common Stock, having $.01 par value ("RVS Common Stock") all of their shares of RIS Common Stock, having $.01 par value ("RIS Common Stock") and partnership interests in Limited ("Partnership Interests"), for shares of TSA's Class A Common Stock par value $0.005 per share which is quoted under the symbol "TSAI" on the NASDAQ National Market System ("TSA Common Stock"), upon the terms and subject to the conditions set forth herein.

    B. The Shareholders are hereby making certain representations, warranties, covenants and agreements in support of the transactions contemplated by this Agreement.

    C. The Exchange is intended to be treated as a "pooling of interests" for accounting purposes and, as it relates to the RVS Common Stock, a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

    NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the parties agree as follows:


                                                           Page 10 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------

                                      ARTICLE I

                                     THE EXCHANGE

    SECTION 1.01  THE EXCHANGE.

         (a) Subject to the terms and conditions of this Agreement, on the Closing Date (as defined in subsection (b) below), the Shareholders agree to exchange, assign, transfer and deliver all of their Partnership Interests and shares of RVS Common Stock for shares of TSA Common Stock and TSA agrees to exchange therefor and assign, transfer and deliver that number of shares of TSA Common Stock as calculated in accordance with the provisions of this Agreement. In furtherance of the undertaking of each Shareholder in the preceding sentence and subject to the terms and conditions of this Agreement, each Shareholder agrees to exchange the Partnership Interests and that number of shares of RVS Common Stock set forth opposite the name of such RVS Shareholder on the signature pages hereof.

         (b) The closing of the Exchange (the "Closing") will take place as soon as practicable after the parties hereto are in a position to satisfy or waive the conditions set forth in Article VII. The Closing shall take place at a date and time to be mutually agreed upon by the parties (but not later than May 31, 1997) (the "Closing Date") at the offices of Smith, Underwood & Perkins, a Professional Corporation, Two Lincoln Centre, 5420 LBJ Freeway, Suite 600, Dallas, Texas 75420, of such other location as the parties may agree.

         (c) On the Closing Date, the Partners shall deliver to TSA effective Assignments representing all of the Partnership Interests in Limited and the RVS Shareholders and RIS Shareholders shall deliver to TSA certificates representing all of the outstanding shares of RIS Common Stock and RVS Common Stock. TSA shall deliver to the Shareholders for exchange in accordance with this
Section 1.01 certificates evidencing TSA Common Stock in exchange for the Partnership Interests and outstanding shares of RVS Common Stock.

         (d) Notwithstanding any other provision of this Agreement, no fractional shares of TSA Common Stock shall be issued in connection with the Exchange. In lieu of any such fractional shares, each Shareholder who would otherwise have been entitled to receive a fraction of a share of TSA Common Stock upon delivery of the Assignment of Partnership Interest and surrender of the certificates of RVS Common Stock and RIS Common Stock for exchange pursuant to this Section 1.01 shall be entitled to receive from TSA a cash payment equal to such fraction multiplied by the closing bid price of TSA Common Stock on the NASDAQ on the business day immediately preceding the Closing Date.

    SECTION 1.02  EXCHANGE FACTORS.

         (a) On the Closing Date (i) each share of RVS Common Stock outstanding immediately prior to the Closing Date shall be exchanged for
2.445208 of a share of TSA Common Stock so that the RVS Shareholders collectively shall receive 1,076,903.8462 shares of TSA


                                                           Page 11 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------


Common Stock in exchange for all of the outstanding RVS Common Stock, and
(ii) each share of RIS Common Stock outstanding immediately prior to the Closing Date shall be exchanged for .0001374 of a share of TSA Common Stock so that the RIS Shareholders collectively shall receive 19.2308 shares of TSA Common Stock in exchange for all of the outstanding shares of RIS Common Stock, and
(iii) each one percent (1%) interest in Limited shall be exchanged for 5,384.6154 shares of TSA Common Stock so that the Partners collectively receive 538,461.5385 shares of TSA Common Stock in exchange for all of the Partnership Interests.

         (b) If prior to the Closing Date the outstanding shares of TSA Common Stock, RVS Common stock, RIS Common Stock or the Partnership Interests shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, the exchange ratio shall be correspondingly adjusted.

    SECTION 1.03 EFFECT OF RVS AND RIS EXCHANGE UNDER TEXAS BUSINESS CORPORATION ACT. Articles of Exchange shall be filed with the Secretary of State of Texas as soon as practicable after Closing. The effective date of the Exchange (the "Effective Date") shall be the Closing Date. Subject to the terms and conditions of this Agreement, TSA will acquire all of the RVS Common Stock and all of RIS Common Stock in a statutory share exchange pursuant to this Agreement and in accordance with applicable provisions of Delaware and Texas law so as to cause each share of RVS Common Stock and RIS Common Stock that is issued and outstanding immediately prior to the Effective Date to be exchanged for the number of fully paid and nonassessable shares of TSA Common Stock calculated in accordance with Section 1.02 of this Agreement without further action on the part of any holder thereof.

    SECTION 1.04 TAX-FREE REORGANIZATION. As it relates to RVS and RIS and the exchange of RVS Common Stock and RIS Common Stock for TSA Common Stock, the parties intend to adopt this Agreement as a tax-free plan of reorganization and to consummate the Exchange in accordance with the provisions of Code (Internal Revenue Code of 1986, as amended) Section 368(a)(1)(B). The shares of TSA Common Stock issued in the Exchange for RVS Common Stock and RIS Common Stock will be issued solely in exchange for the issued and outstanding shares of RVS Common Stock and RIS Common Stock pursuant to this Agreement, and no other transaction other than the Exchange represents, provides for or is intended to be an adjustment of the consideration paid for the RVS Common Stock and RIS Common Stock. Except for cash paid in lieu of fractional shares or for dissenting shares of the Shareholders pursuant to their rights under the Texas Business Corporation Act, no consideration that would constitute "other property" within the meaning of Code Section 356 will be paid by TSA for shares of RVS Common Stock or RIS Common Stock in the Exchange. In addition, TSA represents that it presently intends, and that at the Effective Date it will intend, to continue RVS' and RIS' historic business or use a significant portion of RVS' and RIS' business assets in a business.

    SECTION 1.05 POOLING OF INTERESTS. The parties intend that the transaction in its entirety be treated as a "pooling of interests" for accounting purposes. The parties anticipate that the


                                                           Page 12 of 45 Pages

-----------------------
CUSIP NO.   893416 10 7
-----------------------


combined operating results of TSA, RVS, RIS and Limited will be publicly announced on or before July 31, 1997.

    SECTION 1.06 EXCHANGE OF PARTNERSHIP INTERESTS UNDER TEXAS REVISED LIMITED PARTNERSHIP ACT. The effective date of the exchange of Partnership Interests for TSA Class A Common Stock shall be the Closing Date. Subject to the terms and conditions of this Agreement, TSA will acquire all of the Partnership Interests in a statutory interest exchange in accordance with applicable provisions of Delaware and Texas law so as to cause each Partnership Interest in Limited to be exchanged for the number of fully paid and nonassessable shares of TSA Common Stock calculated in accordance with
Section 1.02 of this Agreement.

    SECTION 1.07   TRANSFER OF ASSETS AND LIABILITIES OF LIMITED AND
DISSOLUTION OF LIMITED. Each Shareholder shall take any and all actions reasonably requested by TSA to effect or facilitate the transfer of the assets and liabilities of Limited to TSA or its designee and the subsequent dissolution of Limited on the Closing Date immediately after the Closing or on such other date after the Closing Date as shall be designated by TSA, including, without limitation, the admission of TSA as a partner of Limited and the execution, delivery, submission or filing of any agreements, consents, instruments, certificates, powers of attorney or any other documents.

    SECTION 1.08 ANNOUNCEMENT OF AGREEMENT. The parties will publicly announce the execution and delivery of this Agreement after close of the NASDAQ market on the date of it execution. The announcement will be in a form approved by TSA and RVS.


                                      ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF RVS, RIS, LIMITED
                                 AND THE SHAREHOLDERS

    RVS, RIS, Limited and each of the Shareholders represent and warrant to TSA as set forth below:

    SECTION 2.01 LEGAL EXISTENCE AND POWER. Each of RIS and RVS are corporations duly incorporated, validly existing and in good standing under the laws of the State of Texas, and each has all corporate powers required to carry on its business as now conducted. Limited is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas, and has all necessary powers to carry on its business as now conducted. Each of RVS, RIS and Limited are duly qualified to do business as a foreign corporation or limited partnership, as the case may be, and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on RVS, RIS or Limited. For purposes of this Agreement, the term "Material Adverse Effect" means, with respect to any person or entity, a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities (including contingent


                                                           Page 13 of 45 Pages

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CUSIP NO.   893416 10 7
-----------------------


liabilities), results of operations or prospects of such person or entity and its subsidiaries taken as a whole; and the term "Material Adverse Change" means a change which would have a Material Adverse Effect. Each of RVS and RIS have delivered to TSA true and complete copies of their respective Articles of Incorporation and Bylaws as currently in effect. Limited has delivered to TSA a true and correct copy of the Limited Partnership Agreement and Certificate of Limited Partnership of Regency Voice Systems Investors, Ltd. as currently in effect.

    SECTION 2.02 AUTHORIZATION. The execution, delivery and performance by RVS, RIS and Limited of this Agreement, and the consummation by RVS, RIS and Limited of the transactions contemplated hereby and thereby, are within the powers of RVS, RIS and Limited, respectively, and have been or, to the extent not executed as of the date hereof, will be prior to closing, duly authorized by all necessary corporate or other formal action. This Agreement constitutes, or upon execution will constitute, valid and binding agreements of RVS, RIS and Limited, enforceable against RVS, RIS and Limited in accordance with its terms and same will constitute valid and binding agreements of the Shareholders, enforceable against them in accordance with its terms, subject to the effect of
(a) any applicable bankruptcy, insolvency, reorganization or other laws relating to or affecting creditor's rights generally and (b) general principles of equity.

    SECTION 2.03 GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by RVS, RIS, Limited and the Shareholders of this Agreement and the consummation of the transactions contemplated hereby and the continued operation of the businesses of RVS, RIS and Limited after the Closing Date require no action by or in respect of, or filing with, any governmental body, agency, official or authority.

    SECTION 2.04 NON-CONTRAVENTION. The execution, delivery and performance by RVS, RIS, Limited and the Shareholders of this Agreement and the consummation by RVS, RIS and Limited of the transactions contemplated hereby do not and will not:

         (a) contravene or conflict with the Articles of Incorporation or Bylaws of RVS or RIS;

         (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to RVS, RIS or Limited;

         (c) contravene or conflict with the Partnership Agreement of Limited or Certificate of Limited Partnership;

         (d) constitute a default under or give rise to a right of termination, cancellation or acceleration or loss of any material benefit under any agreement, contract or other instrument binding upon RVS, RIS or Limited or under any license, franchise, permit or other similar authorization held by RVS, RIS or Limited; or


                                                           Page 14 of 45 Pages

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CUSIP NO.   893416 10 7
-----------------------


         (e) result in the creation or imposition of any Lien (as defined below) on any material asset of RVS, RIS or Limited.

    For purposes of this Agreement, the term "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

    SECTION 2.05 CAPITALIZATION. The authorized capital stock of RVS consists of 10,000,000 Shares of RVS Common Stock $.01 par value. As of the date hereof there are outstanding 440,414 shares of RVS Common Stock.

    The authorized capital stock of RIS consists of 5,000,000 Shares of RIS Common Stock, $.01 par value. As of the date hereof there are outstanding 140,000 shares of RIS Common Stock.

    All of the partnership interests in Limited are owned as follows:

         General Partner     Steve Shepherd                   1%
         Limited Partners    Steve Shepherd              45.183%
                             Carol Shepherd              45.183%
                             Sterling Shepherd                1%
                             Robert M. Seale, III           2.5%
                             SFC Investors, Ltd.          5.134%

    All outstanding shares of capital stock of each of RVS and RIS have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 2.05, there are outstanding (i) no shares of capital stock or other securities of RVS, RIS or Limited, (ii) no securities of RVS, RIS or Limited convertible into or exchangeable for shares of capital stock or securities of RVS, RIS or Limited, and (iii) no options or other rights to acquire securities from RVS, RIS or Limited and no obligation of RVS, RIS or Limited to issue, any capital stock, securities or securities convertible into or exchangeable for capital stock or other securities of RVS, RIS or Limited. There are no outstanding obligations of RVS, RIS or Limited to repurchase, redeem or otherwise acquire any capital stock or other securities of RVS, RIS or Limited.

    SECTION 2.06 SUBSIDIARIES. For purposes of this Agreement, "Subsidiary" means any corporation, limited liability company, partnership, joint venture or other person controlled by RVS, RIS or Limited.

    None of RVS, RIS and Limited have any Subsidiaries.

    SECTION 2.07   FINANCIAL STATEMENTS; ABSENCE OF UNDISCLOSED LIABILITIES.

         (a) The Shareholders have furnished TSA with audited combined financial statements of RVS, RIS and Limited (which, for purposes of this Section 2.07 shall be referred to as "RVS") for the fiscal years ended December 31, 1995 through 1996 together with unqualified reports thereof of Cornwell, Jackson & Company, P.C., independent public accountants, and


                                                           Page 15 of 45 Pages

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unaudited financial statements of RVS for the two (2) months ended February 28,
1997. (Collectively, all such financial statements are hereinafter referred to as the "RVS Financial Statements" and the December 31, 1996 balance sheet is referred to herein as the "RVS Balance Sheet"). Each of the balance sheets included in the RVS Financial Statements fairly presents the combined financial position of RVS and the combined statements of income included therein fairly present the combined results of operations and of RVS for the periods therein set forth, and all such financial statements included in the RVS Financial Statements (including the related notes, where applicable) are in accordance with generally accepted accounting principles consistently applied during the periods involved, except as disclosed in such RVS Financial Statements and with no unusual business practices used to increase combined net income or combined equity. The books, records and accounts of RVS, in reasonable detail, accurately and fairly reflect transactions of RVS. RVS maintains a system of internal accounting controls reasonably sufficient to assure that transactions are executed in accordance with management's authorization and are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and permit access to assets only in accordance with management's authorization.

         (b) As of the date hereof, (i) RVS has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, which are of a nature required under generally accepted accounting principles to be reflected in a balance sheet or disclosed in the notes thereto, which are not reflected in RVS Balance Sheet except as fully disclosed in the notes thereto, and, (ii) all reserves set forth on the RVS Balance Sheet including, without limitation, allowance for doubtful accounts were adequate in all material respects and (iii) there were no loss contingencies which were not in all material respects adequately provided for in the RVS Balance Sheet or disclosed in the notes thereto.

    SECTION 2.08 RECEIVABLES. The receivables shown on the RVS Balance Sheet arose in the ordinary course of business and have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in such balance sheet. The receivables of RVS arising after the date of the RVS Balance sheet and prior to the Closing Date arose or will arise in the ordinary course of business and have been collected or are or will be collectible in the book amounts thereof, consistent with the past practice of RVS, less an appropriate allowance for doubtful accounts.

    SECTION 2.09 COMPLIANCE WITH LAW. Each of RVS, RIS and Limited are in compliance in all material respects with and has conducted its business so as to comply in all material respects with all laws, rules and regulations, judgments, decrees or orders of any court, administrative agency, commission, regulatory authority or other governmental authority or instrumentality, domestic or foreign (a "Governmental Authority") applicable to its operations and with respect to which compliance is a condition of engaging in the business thereof. There are no judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration), including any such actions relating to affirmative action claims or claims of discrimination, against RVS or against any of the properties or businesses of either RVS, RIS or


                                                           Page 16 of 45 Pages

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Limited, which are continuing in effect and could reasonably be expected to have a Material Adverse Effect on RVS.

    SECTION 2.10 NO DEFAULTS. None of RIS, RVS or Limited are (and no event has occurred with respect to RIS, RVS or Limited which with the passage of time or receipt of notice would cause RVS, RIS or Limited to be), (i) in violation of any provision of its articles of incorporation or bylaws or partnership agreement or other similar organizational document or (ii) in default or violation of any term, condition or provision of (A) any judgment, decree, order, injunction or stipulation applicable to RVS, RIS or Limited or (B) any material agreement, note, mortgage, indenture, contract, lease or instrument, permit, concession, franchise or license to which RVS, RIS or Limited is a party or by which RVS, RIS, Limited or the properties or assets of either may be bound.

    SECTION 2.11 LITIGATION. There is no action, suit, proceeding, claim or investigation pending or threatened, against RVS, RIS or Limited. RVS, RIS and Limited have delivered to TSA complete copies of all audit response letters prepared by its counsel for independent public accountants in connection with the last two completed audits of the financial statements of RVS, RIS and Limited, including the audit conducted in connection with the RVS Balance Sheet, and any such correspondence since the RVS Balance Sheet Date.

    SECTION 2.12 ABSENCE OF CERTAIN CHANGES. Except as expressly allowed or contemplated by this Agreement, since the RVS Balance Sheet Date, RVS has conducted its business in the ordinary course and there has not occurred:

         (a)  Any Material Adverse Change with respect to RVS, RIS or Limited;

         (b) Any amendments or changes in the articles or certificate of incorporation or bylaws or partnership agreement or other similar organizational document of RVS, RIS or Limited;

         (c) Any redemption, repurchase or other acquisition of shares of capital stock of RVS by RVS or of partnership units by Limited, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of RVS or partnership units of Limited;

         (d) Any increase in or modification of the compensation or benefits payable or to become payable by RVS, RIS or Limited to any of its directors, employees or consultants, except in the ordinary course of business consistent with past practice;

         (e) Any acquisition or sale of a material amount of property or assets by or of RVS, RIS or Limited, except for sales to customers in the ordinary course of business;

         (f) Any entry into, amendment of, relinquishment, termination or non-renewal by RVS, RIS or Limited of any material contract, lease transaction, commitment or other right or obligation other than in the ordinary course of business;


                                                           Page 17 of 45 Pages

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         (g)  Any labor dispute, other than routine individual grievances, or, to the best of their knowledge, any activity or proceeding by a labor union or representative thereof to organize any employees of RVS, RIS or Limited; or

         (h) Any agreement or arrangement made by RVS, RIS or Limited to take any action after the date hereof which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Section 2.12 untrue or incorrect as of the date when made.

    SECTION 2.13 CERTAIN AGREEMENTS. Except for the bonus agreements between RVS and William C. Hamlet and Danny Casey, respectively (the "Bonus Agreements"), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of RVS from RVS, RIS or Limited, under any RVS Employee Plan (as defined in Section 2.14(a) below) or otherwise, (ii) materially increase any benefits otherwise payable under any RVS Employee Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

    SECTION 2.14   EMPLOYEE BENEFITS.

         (a) RVS has set forth in the RVS Disclosure Schedule (attached hereto as Exhibit A) a list which identifies each "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and each employment agreement, compensation agreement, bonus, commission or similar arrangement, and fringe benefit arrangement which is maintained, administered or contributed to by RVS or any Affiliate thereof (as defined below) and covers any employee or former employee of RVS or any Affiliate or under which RVS or any Affiliate has any liability. Copies (or, if not in writing, detailed summaries) of such plans (and, it applicable, related trust agreements) and all amendments thereto and written interpretations thereof have been furnished to TSA together with (to the extent existing) (x) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan and (y) the most recent actuarial valuation report prepared in connection with any such plan. Such plans are referred to collectively herein as the "RVS Employee Plans." For purposes of this Agreement, with respect to any party "Affiliate" means any corporation, limited liability company, partnership, joint venture or other person controlling, controlled by or under common control with such party.

         (b) No RVS Employee Plan constitutes a "multi employer plan" as defined in Section 3(37) of ERISA (a "Multi employer Plan"), no RVS Employee Plan is maintained in connection with any trust described in Section 501(e)(9) of the Code and no RVS Employee Plan is subject to Title IV of ERISA or
Section 412 of the Code. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any RVS Employee Plan has or will make RVS, or any officer or director thereof, subject to any liability under Title I of ERISA.


                                                           Page 18 of 45 Pages

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         (c)  Each RVS Employee Plan which is intended to be qualified under
Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code.

         (d) Except for the Bonus Agreements, there is no contract, agreement, plan or arrangement covering any employee or former employee of RVS or any Affiliate that would obligate RVS or any Affiliate to pay any additional compensation, including severance pay, as a result of the consummation of the transactions contemplated by this Agreement or that, individually or collectively, could give rise to the payment by RVS of any amount that would not be deductible pursuant to the terms of Sections 162(a)(1) or 28OG of the Code.

         (e) Neither RVS nor any of its Affiliates maintains or administers any "defined benefit plans" for the benefit of its employees. Neither RVS nor its Affiliates has any projected liability in respect of post-retirement health, life and medical benefits for retired employees of RVS and its Affiliates.
Other than provisions of applicable law, no condition exists that would prevent RVS from amending or terminating any RVS Employee Plan.

         (f) There has been no amendment to, written interpretation or announcement (whether or not written) by RVS or any of its Affiliates relating to, or change in employee participation or coverage under, any RVS Employee Plan which would materially increase the expense of maintaining such RVS Employee Plan above the level of the expense incurred in respect thereof for the most recent fiscal year,

         (g)  Neither RIS or Limited has any employee benefit plans.

    SECTION 2.15 MAJOR CONTRACTS. Other than the Bonus Agreements and the employment arrangement between RVS and William C. Hamlet which provides for a bonus based on RVS sales ("Hamlet Arrangement"), the RVS Disclosure Schedule sets forth a list of the following agreements and covenants to which RVS, RIS or Limited is a party or is subject to:

         (a) Any union contract or any employment contract or arrangement providing for future compensation, written or oral, with any officer, consultant, director or employee which is not terminable by RVS, RIS or Limited on 30 days' notice or less without penalty or obligation to make payments related to such termination;

         (b) Any plan, contract or arrangement, written or oral, providing for bonuses, pensions, deferred compensation, severance pay or benefits, retirement payments, profit sharing, or the like;

         (c) Any joint venture contract or arrangement or any other agreement which has involved or is expected to involve a sharing of profits with other persons;


                                                           Page 19 of 45 Pages

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         (d)  Any royalty, service or distribution agreement or other similar agreement pursuant to which RVS, RIS or Limited has granted or received rights related to any product, group of products or territory;

         (e)  Any lease for real property;

         (f) Any lease for personal property in which the amount of payments which RVS, RIS or Limited is required to make on an annual basis exceeds $25,000;

         (g)  Any material license agreement, either as licensor or licensee;

         (h) Any contract containing covenants purporting to limit freedom of RVS, RIS or Limited to compete in any line of business in any geographic area; or

         (i) Any other agreement, contract or commitment which is material to RVS, RIS or Limited taken as a whole.

    SECTION 2.16   TAX RETURNS.

         (a) All Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any Taxing Authority with respect to any Taxable period ending on or before the Closing Date by or on behalf of RVS, RIS or Limited (collectively, the "Tax Returns"), have been or will be filed when due (including any extensions of such due date).

         (b) Each of RVS, RIS and Limited has timely paid, withheld or made provision on their books for all Taxes due and payable with respect to all fiscal periods ending on or prior to the Closing Date and for the portion ending on the Closing Date of any fiscal period beginning prior to the Closing Date and ending after the Closing Date.

         (c) None of RVS, RIS or Limited has granted any extension or waiver of the limitation period applicable to any Tax Returns.

         (d) To the best knowledge of the Shareholders, there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened in writing against or with respect to RVS, RIS or Limited in respect of any Tax or assessment.

         (e) There are no liens for Taxes upon the assets of RVS, RIS or Limited except liens for current Taxes not yet due.

         (f) To the best of the knowledge of the Shareholders, none of RVS, RIS or Limited will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to
Section 481(c) of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting


                                                           Page 20 of 45 Pages

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for any Tax period (or portion thereof) ending on or before the Closing Date or pursuant to the provisions of any agreement entered into with any Taxing Authority with regard to the Tax liability of RVS, RIS or Limited for any Tax period (or portion thereof) ending on or before the Closing Date.

         (g) For the purposes of this Agreement, "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means, for any entity, (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding on amounts paid to or by such entity, payroll, employment, excise, severance, stamp, occupation, property, environmental or windfall profit tax, or other tax, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) liability of such entity for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and (iii) liability of such entity for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person.

    SECTION 2.17 INTERESTS OF OFFICERS, DIRECTORS AND OTHER AFFILIATES. The RVS Disclosure Schedule sets forth a description of any interest held, directly or indirectly, by any officer, director or other affiliate of RVS, RIS or Limited in any property, real or personal, tangible or intangible, used in or pertaining to the business of RVS, RIS or Limited, including any interest in the Intellectual Property Rights.

    SECTION 2.18   INTELLECTUAL PROPERTY.

         (a) RVS, RIS and Limited own or have the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property (as defined below) necessary for the operation of the business of RVS, RIS and Limited, respectively, as presently conducted. Each item of Intellectual Property owned or used by RVS, RIS and Limited immediately prior to the Closing hereunder will be owned or available for use by RVS, RIS and Limited on identical terms and conditions immediately subsequent to the Closing hereunder. RVS, RIS and Limited has taken all reasonably necessary or desirable action to protect each item of Intellectual Property that it owns or uses.

         (b) None of RVS, RIS and Limited have interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of RVS, RIS and Limited have received any charge, complaint, claim, or notice alleging any such interference, infringement, misappropriation, or violation. No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of RVS, RTS and Limited.

         (c) Set forth on the RVS Disclosure Schedule is a list of each patent, copyright, trademark, or registration which has been issued to RVS, RIS or Limited with respect to any of its Intellectual Property and each pending patent, copyright or trademark application or application


                                                           Page 21 of 45 Pages

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for registration which RVS, RIS or Limited has made with respect to any of its
Intellectual Property, and, with the exception of grants made to customers under terms of RVS standard form of end-user license agreement (or an agreement substantially similar thereto), a list of each license, agreement, or other permission which RVS, RIS or Limited has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). With respect to each item of Intellectual Property that RVS, RIS or Limited owns:

              (i)   possesses all right, title, and interest in and to the item;

              (ii) the item is not subject to any outstanding judgment, order, decree, stipulation, injunction, or charge;

              (iii) no charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the item; and

              (iv) it has never agreed to indemnify any person or entity for or against any interference, infringement, misappropriation, or other conflict with respect to the item, except as set forth in standard end-user license agreement (or an agreement substantially similar thereto).

         (d) Set forth in the RVS Disclosure Schedule is each item of Intellectual Property that any third party owns and that RVS, RIS or Limited uses pursuant to license, sublicense, agreement, or permission, except for standard software packages readily available from retail computer and software outlets. With respect to each such item of used Intellectual Property:

              (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

              (ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the closing;

              (iii) no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

              (iv) no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

              (v) with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;


                                                           Page 22 of 45 Pages

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              (vi)  the underlying item of Intellectual Property is not subject to any outstanding judgment, order decree, stipulation, injunction, or charge; and

              (vii) no charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand is pending or is threatened which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property.

         (e)  For the purposes of this Agreement, Intellectual Property means:
(a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals),
(e) all computer software whether owned or licensed from a third party (including data and related documentation), (f) all other proprietary rights, and (g) all copies and tangible embodiments thereof (in whatever form or medium).

    SECTION 2.19 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no material agreement, judgment, injunction, order or decree binding upon RVS, RIS or Limited which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of RVS, RIS or Limited, any acquisition of property by RVS, RIS or Limited or the conduct of business by RVS, RIS or Limited as currently conducted or as currently proposed to be conducted by RVS, RIS or Limited.

    SECTION 2.20 TITLE TO PROPERTIES, ABSENCE OF LIENS AND ENCUMBRANCES, CONDITION OF EQUIPMENT.

         (a) The RVS Disclosure Schedule sets forth a true and complete list of all real property leased by RVS, RIS or Limited and the aggregate annual rental or other fee payable under any such lease.

         (b) Each of RVS, RIS or Limited have valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used in its business, free and clear of any Liens, except for such imperfections of title and encumbrances, if any, which are not substantial in character, amount or extent, and which do not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby.

         (c) The equipment owned or leased by RVS, RIS or Limited is, taken as a whole, (i) adequate for the conduct of the business of RVS, RIS or Limited consistent with past practice,


                                                           Page 23 of 45 Pages

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(ii) suitable for the uses to which it is currently employed, (iii) in good operating condition, normal wear and tear excepted, (iv) regularly and properly maintained, (v) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, and
(vi) free from any known defects.

    SECTION 2.21 GOVERNMENTAL AUTHORIZATIONS AND LICENSES. RVS, RIS and Limited hold all material licenses, authorizations, consents, approvals, permits (including all necessary environmental permits), concessions, certificates and other franchises of any Governmental Entity required to operate its business (collectively, the "Governmental Authorizations"), the absence of any which would have a Material Adverse Effect.

    SECTION 2.22   ENVIRONMENTAL MATTERS.

         (a) Except as set forth on the RVS Disclosure Schedule, none of RVS, RIS or Limited have received any written notice, demand, citation, summons, complaint or order or any notice of any penalty, Lien or assessment, and no investigation or review is pending by any governmental entity, with respect to any material (i) alleged violation by RVS, RIS or Limited of any Environmental Law (as defined in subsection (b) below), or (ii) alleged failure by RVS, RIS or Limited to have any environmental permit, certificate, license, approval, registration or authorization required in connection with the conduct of its business.

         (b) For the purposes of this Section 2.22, "Environmental Laws" shall mean any and all foreign and domestic federal, state and local laws (including case law), regulations, ordinances, rules, judgments, orders, decrees, codes, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and governmental restrictions relating to human health, the environment or to emissions, discharges or releases of pollutants, contaminants, hazardous substances or wastes into the environment.

    SECTION 2.23 INSURANCE. The RVS Disclosure Schedule lists all insurance policies and fidelity bonds covering the asserts, business, equipment, properties, operations, employees, officers and directors of RVS, RIS and Limited. Copies of all such policies have been delivered to TSA prior to the date hereof. There is no claim by RVS, RIS or Limited pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums payable under all such policies and bonds have been paid and RVS, RIS and Limited are otherwise in full compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). There is no threatened termination of or material premium increase with respect to any of such policies known to RVS, RIS or Limited.

    SECTION 2.24 LABOR MATTERS. RVS, RIS and Limited are in compliance with all currently applicable laws and regulations respecting employment, discrimination in employment, verification of immigration status, terms and conditions of employment and wages and hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. None of RVS, RIS or Limited have received any notice from any Governmental Authority, and there has


                                                           Page 24 of 45 Pages

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not been asserted before any Governmental Authority, any claim, action or proceeding to which RVS, RIS or Limited is a party or involving RVS, RIS or Limited, and there is neither pending nor threatened any investigation or hearing concerning RVS, RIS or Limited arising out of or based upon any such laws, regulations or practices. None of RVS, RIS or Limited is a party to a collective bargaining agreement.

    SECTION 2.25 EMPLOYEES. The RVS Disclosure Schedule lists each salaried employee and sales representative of RVS, RIS and Limited, his or her current position, salary, commission and general compensation arrangement. Except for agreements listed in the RVS Disclosure Schedule, complete and accurate copies of which have been delivered to TSA, none of RVS, RIS or Limited is a party to any effective consulting or employment agreements with individual consultants or employees (including officers and directors).

    SECTION 2.26 CUSTOMERS. The RVS Disclosure Schedule sets forth a list of customers of each of RVS, RIS and Limited. Except as set forth in the RVS Disclosure Schedule, none of RVS, RIS or Limited has reason to believe that any of such customers intends to terminate its business relationship with RVS, RIS or Limited, respectively.

    SECTION 2.27 FINDERS' FEES. Except as set forth in the RVS Disclosure Schedule and J.C. Bradford & Co., there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Shareholders or RVS, RIS or Limited who might be entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement.

    SECTION 2.28   SECURITIES LAWS.

         (a)  Each Shareholder represents that he:

              (1) has received a copy of TSA's prospectus dated April 10, 1997 (the "Prospectus") related to the issuance of the TSA Common Stock.

              (2) (i) was provided the opportunity to ask questions of and receive answers from TSA, or its representative, concerning the operations, business and financial condition of TSA, and all such questions have been answered to his full satisfaction and any information necessary to verify such responses has been made available to him; (ii) has received such documents, materials and information as he deems necessary or appropriate for evaluation of the TSA Common Stock, and further confirms that he has carefully read and understands these materials and has made such further investigation as was deemed appropriate to obtain additional information to verify the accuracy of such materials;
                   (iii) confirms that the TSA Common Stock was not offered to him by any means of general solicitation or general advertising; (iv) believes that he has such knowledge and experience in financial and business


                                                           Page 25 of 45 Pages

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CUSIP NO.   893416 10 7
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                   matters that he is capable of evaluating the merits and
                   risks of an investment in the TSA Common Stock and is making such investment subject to the risks contemplated under "Risk Factors" in the Prospectus; (v) understands that there are restrictions on the transferability of the TSA Common Stock received by Shareholders subject to Rule 145(c) under the Securities Act and that an exemption from the requirement to register the TSA common stock for public resale is provided by Rule 145(d) under the Securities Act; and (vi) is a resident of Texas.

         (b) Each Shareholder subject to Rule 145(c) under the Securities Act agrees with TSA that the TSA Common Stock will not be sold or otherwise disposed of except pursuant to (a) the provisions of Rule 145(d) under the Securities Act, as in effect at the time of sale, (b) an exemption or exclusion from the registration requirements under the Securities Act, which does not require the filing by TSA with the SEC of any registration statement, offering circular or other document, in which case each Shareholder shall first supply to TSA an opinion of counsel (which opinion and counsel shall be reasonably satisfactory to TSA) that such exemption or exclusion is available, or (c) a registration statement filed by TSA with the SEC under the Securities Act (which each Shareholder acknowledges TSA has no obligation to file). Each Shareholder further covenants and agrees that TSA will be supplied with such written evidence of compliance by each Shareholder and each Shareholder's broker with Rule 145(d), as in effect at the time of any sale by each Shareholder pursuant thereto, as TSA may reasonably request.

         (c) Each Shareholder subject to Rule 145(c) agrees that the certificates for the TSA Common Stock received shall bear the following legend:

         The Shares represented by this certificate are subject to the provisions of Rule 145(d) promulgated under the Securities Act of 1933, and may not be transferred or disposed of by the holder without compliance with said Rule unless registered under said Act or pursuant to another applicable exemption for the requirements of said Act.

    In addition, each such Shareholder agrees that TSA may place stop transfer orders with its transfer agents with respect to such certificates. The appropriate portions of the legend will be removed from the certificate for the TSA Common Stock of each Shareholder promptly upon delivery to TSA of such satisfactory evidence as may be reasonably required by TSA that such legend is not required to ensure compliance with the Securities Act.

    SECTION 2.29 TRUTHFULNESS. No representation or warranty of the Shareholders herein and no document or certificate furnished or to be furnished by or on behalf of the Shareholders or their counsel, accountants or other agents pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.


                                                           Page 26 of 45 Pages

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CUSIP NO.   893416 10 7
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                                     ARTICLE III

                        REPRESENTATIONS AND WARRANTIES OF TSA

    TSA represents and warrants to RVS, RIS, Limited and the Shareholders as set forth below:

         SECTION 3.01 CORPORATE EXISTENCE AND POWER. TSA is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. TSA has all corporate powers required to carry on its business as now conducted. TSA is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on TSA.

    SECTION 3.02 CORPORATE AUTHORIZATION. The execution, delivery and performance by TSA of this Agreement and the Escrow Agreement and the consummation by TSA of the transactions contemplated hereby are within its corporate powers and have been and, to the extent not executed as of the date hereof, will be prior to execution, duly authorized by all necessary corporate action. This Agreement upon execution will constitute a valid and binding agreement of TSA, enforceable against TSA in accordance with their respective terms.

    SECTION 3.03 GOVERNMENTAL CONSENTS AND APPROVALS. The execution, delivery and performance by TSA of this Agreement and the consummation of the Exchange by TSA, require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than:

         (a) compliance with any applicable requirements of NASDAQ, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act");

         (b) compliance with any applicable requirements of the Securities Act of 1933 as amended ("Securities Act") and the rules and regulations promulgated thereunder,

         (c) compliance with any applicable state securities or "blue sky" laws; and

    SECTION 3.04 NON-CONTRAVENTION. The execution, delivery and performance by TSA of this Agreement and the consummation by TSA of the transactions contemplated hereby do not and will not:

         (a) contravene or conflict with the Restated Articles of Incorporation or Bylaws of TSA;



                                                           Page 27 of 45 Pages

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CUSIP NO.   893416 10 7
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         (b)  contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to TSA or any other subsidiary of TSA;

         (c) constitute a default under or give rise to a right of termination, cancellation, acceleration or loss of any material benefit under any agreement, contract or other instrument binding upon TSA or any other Subsidiary of TSA or any license, franchise, permit or other similar authorization held by TSA or any Such subsidiary; or

         (d) result in the creation or imposition of any Lien on any material asset of TSA or any Subsidiary of TSA.

    SECTION 3.05   CAPITALIZATION OF TSA.

         (a) The authorized capital stock of TSA consists of 50,000,000 shares of Class A Common Stock, par value $0.005 per share, 5,000,000 shares of Class B Common Stock, par value $0.005 per share and 5,450,000 shares of Preferred Stock, par value $0.001 per share. As of March 31, 1997, there were outstanding;

              (i)   24,064,923 shares of Class A Common Stock,

              (ii)  2,171,252 shares of Class B Common Stock, and

              (iii) no shares of Preferred stock.

    All outstanding shares of TSA capital stock have been duly authorized and validly issued and are fully paid and nonassessable.

         (b) All shares of TSA Common Stock issued in the Exchange shall, upon issuance, be duly authorized, fully paid, validly issued and nonassessable and registered under the Securities Act and listed under the symbol "TSAI" on the NASDAQ National Market System. TSA has reserved and, to the extent additional authorized shares are required, will reserve upon authorization thereof by TSA's shareholders, sufficient shares of TSA Common Stock for issuance in the Exchange.

    SECTION 3.06   SEC FILINGS.

         (a)  TSA has delivered to the Shareholders:

              (i) its annual report on Form 10-K for its fiscal year ended September 30, 1996;

              (ii) its quarterly reports on Form 10-Q for its fiscal quarter ended December 31, 1996;


                                                           Page 28 of 45 Pages

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-----------------------
CUSIP NO.   893416 10 7
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              (iii) its proxy or information statements relating to
    meetings of, or actions taken without a meeting by, the shareholders of TSA held since September 30, 1994; and

              (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since September 30, 1994 (collectively, the "SEC Reports").

    SECTION 3.07 FINANCIAL STATEMENTS. The audited consolidated financial statements and unaudited interim financial statements of TSA included in its annual reports on Form 10-K and quarterly reports on Form 10-Q referred to in
Section 3.06 and present fairly, in conformity with GAAP, the consolidated financial position of TSA and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any interim financial statements). For purposes of this Agreement, "TSA Balance Sheet" means the consolidated balance sheet of TSA as of December 31, 1996, and the notes thereto, contained in TSA's quarterly report on Form 10-Q filed for its fiscal quarter then ended, and "TSA Balance Sheet Date" means December 31, 1996.

    SECTION 3.08 ABSENCE OF CERTAIN CHANGES. Since the TSA Balance Sheet Date, TSA has conducted its business in the ordinary course and there has not occurred any Material Adverse Change with respect to TSA.

    SECTION 3.09 COMPLIANCE WITH LAW. Each of TSA and its subsidiaries is in compliance in all material respects with and has conducted its business as to comply in all material respects with all laws, rules, regulations, judgments, decrees or orders of any Governmental Authority applicable to its operations and with respect to which compliance is a condition of engaging in the business thereof. There are no judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) including any such actions relating to affirmative action claims or claims of discrimination, against TSA or any of its subsidiaries or against any of their respective properties, which are continuing in effect and could reasonably be expected to have a Material Adverse Effect on TSA.

    SECTION 3.10 FINDERS' FEES. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of TSA or any Subsidiary thereof who might be entitled to any fee or commission from the Shareholders or RVS, RIS or Limited upon consummation of the transactions contemplated by this Agreement.

    SECTION 3.11 TRUTHFULNESS. No representation or warranty of TSA herein and no document or certificate furnished or to be furnished by or on behalf of TSA or its counsel, accountants or other agents pursuant hereto or in connection with the transactions contemplated hereby, including, without limitation, the SEC Reports, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.


                                                           Page 29 of 45 Pages


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CUSIP NO.   893416 10 7
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                                    ARTICLE IV

                         COVENANTS OF RVS, RIS, LIMITED,
                          THE SHAREHOLDERS AND SHEPHERD

    RVS, RIS Limited and the Shareholders agree that:

    SECTION 4.01 CONDUCT OF BUSINESS. From the date hereof until the Closing Date, RVS, RIS and Limited shall in all material respects conduct their business in the ordinary course. Without limiting the generality of the foregoing, from the date hereof until the Closing Date:

         (a) Neither of RVS or RIS will adopt or propose any change in its Articles of Incorporation or Bylaws;

         (b) except as contemplated by this Agreement, the Partnership Agreement of Limited will not be subject to any amendment;

         (c)  Each of RVS, RIS and Limited will not:

              (i) enter into any contract, agreement, plan or arrangement covering any director, officer or employee of RVS, RIS or Limited that provides for the making of any payments, the acceleration of vesting of any benefit or right or any other entitlement contingent upon (A) the Exchange or (B) the termination of employment after the occurrence of any such contingency if such payment, acceleration or entitlement would not have been provided but for such contingency; or

              (ii) amend any existing contract, agreement, plan or arrangement so to provide;

         (d) Neither of RVS or RIS will issue or acquire any Common Stock or other securities and Limited will not issue any partnership interests or other securities or rights to acquire any securities;

         (e) None of RVS, RIS or Limited will acquire or become obligated to acquire any capital stock, partnership interests or other securities of any third party;

         (f) Each of RVS, RIS and Limited will keep in full force and effect all of its existing insurance and will not, without the consent of TSA, which consent will not be unreasonably withheld, modify or reduce the coverage thereunder,

         (g) None of RVS, RIS or Limited will sell, transfer, license, sublicense or otherwise dispose of any of its material assets, including RVS Intellectual Property, or, except in the ordinary course of its business, pay any dividend or make any other distribution to holders of its capital stock


                                                           Page 30 of 45 Pages

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CUSIP NO.   893416 10 7
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or partnership interests (It is anticipated that the April 1997 distributions to the Partners will be made on or before May 15, 1997);

         (h) None of RVS, RIS or Limited will, without the consent of TSA, which consent will not be unreasonably withheld, enter into any contract not in the ordinary course of business.

    SECTION 4.02   ACCESS TO INFORMATION.

         (a) From the date hereof until the Closing Date, each of RVS, RIS and Limited will, upon reasonable notice from TSA, give TSA, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of RVS, RIS and Limited, will furnish to TSA, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and all other information with respect to the business of RVS, RIS and Limited as such persons may reasonably request and will instruct the employees, counsel and financial advisors of RVS, RIS and Limited to cooperate with TSA in its investigation of the business of RVS, RIS and Limited and in the planning for the combination of the businesses of RVS, RIS and Limited following the consummation of the Exchange; provided that no investigation pursuant to this Section shall affect any representation or warranty given by RVS, RIS, Limited or the Shareholders to TSA hereunder.

         (b) From the date hereof until the Closing Date, reasonably promptly following the end of each month, RVS will deliver to TSA an unaudited balance sheet and prepared by RVS' management statement of operations of RVS, RIS and Limited for such month.

    SECTION 4.03 OTHER OFFERS. From the date hereof until the earlier of the Closing Date or the termination of this Agreement, RVS, RIS and Limited, and the officers, directors, employees or other agents of RVS, RIS and Limited will not, directly or indirectly, (i) take any action to solicit, initiate or encourage the making of any acquisition proposal, or (ii) engage in negotiations with, or, except as required by a court of competent jurisdiction, disclose any nonpublic information relating to RVS, RIS or Limited or afford access to the properties, books or records of RVS, RIS or Limited to, any person or entity that may be considering making, or has made, an acquisition proposal.

    SECTION 4.04 NON-COMPETITION. Steve W. Shepherd ("Shepherd") covenants and agrees that for a period of two (2) years following termination of employment with TSA or its subsidiaries, including RVS (the "Termination") he will not, whether as an employee, officer, director, consultant, or in any other capacity, compete with TSA or any of its subsidiaries in any business in which TSA or any of its subsidiaries is engaged or has a firm plan to engage during such period, or hold any investment (except for a passive investment in less than five percent (5%) equity interest in a publicly-traded corporation) in any entity that so competes with TSA or any of its Subsidiaries; provided that this covenant shall not obligate Shepherd unless TSA shall pay to Shepherd $125,000 within 30 days following the Termination and shall expire on the first anniversary of the Termination unless TSA pays Shepherd $125,000 on or before the first anniversary date.


                                                           Page 31 of 45 Pages

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                                   ARTICLE V

                               COVENANTS OF TSA

    From the date hereof until the Closing Date, TSA will, upon reasonable notice, give RVS, RIS, Limited, the Shareholders and their counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of TSA, will furnish to RVS, RIS, Limited, the Shareholders and their counsel, financial advisors, auditors and other authorized representatives such financial and operating data and all other information with respect to the business of TSA as such persons may reasonably request and will instruct the employees, counsel and financial advisors of TSA to cooperate with such persons in their investigation of the business of TSA and in the planning for the combination of the businesses of subsidiaries following the consummation of the Exchange; provided that no investigation pursuant to this Section shall affect any representation or warranty given by TSA to RVS, RIS, Limited or the Shareholders hereunder.


                                   ARTICLE VI

                            COVENANTS OF ALL PARTIES

    TSA, RVS, RIS, Limited and the Shareholders agree that:

    SECTION 6.01 ADVICE OF CHANGES. Each party will promptly advise the other such party in writing (i) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of such party contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue, inaccurate or misleading in any material respect (other than an event so affecting a representation or warranty which is expressly limited to a state of facts existing at a time prior to the occurrence of such event) and (ii) of any Material Adverse Change in the business condition of the party and its subsidiaries, taken as a whole.

    SECTION 6.02 REGULATORY APPROVALS. Prior to the Closing Date, each party shall execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or that the other company may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Each party shall use its reasonable best efforts to obtain all such authorizations, approvals and consents.

    SECTION 6.03 NECESSARY CONSENTS. Prior to the Closing Date, each party will use its reasonable best efforts to obtain such written consents and take such other actions as may be necessary or appropriate to allow the consummation of the transactions contemplated hereby and to allow it to carry on its business after the Closing Date.


                                                           Page 32 of 45 Pages

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CUSIP NO.   893416 10 7
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    SECTION 6.04   ACTIONS CONTRARY TO STATED INTENT.  No party hereto will,
either before or after the Exchange, take any action that would prevent the Exchange from qualifying as a reorganization under Sections 368(a)(I)(B) of the Code or prevent the transaction from qualifying for the Pooling of Interest method of accounting.

    SECTION 6.05 PUBLIC ANNOUNCEMENTS. The timing and content of all announcements regarding any aspect of the Exchange to the financial community, government agencies, employees or the public generally shall be mutually agreed upon in advance (unless TSA is advised by its counsel that any such announcement or other disclosure not mutually agreed upon in advance following good faith effort to secure such agreement is required to be made by law or applicable NASDAQ rule).


                                  ARTICLE VII.

                           CONDITIONS TO THE EXCHANGE

    SECTION 7.01 CONDITIONS TO OBLIGATIONS OF TSA. The obligations of TSA hereunder are subject to the fulfillment or satisfaction, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived by TSA, but only in a writing signed by TSA):

         (a) APPROVAL BY DIRECTORS. The Board of Directors of each of RVS and RIS shall have approved this Agreement and the Exchange and shall have recommended that this Agreement and the Exchange be approved by the RVS Shareholders and RIS Shareholders.

         (b) ACCURACY OF REPRESENTATIONS AND WARRANTIES AND COMPLIANCE WITH COVENANTS. The representations and warranties of RVS, RIS, Limited and the Shareholders contained in Article II shall be true and accurate in all material respects (and without regard to any knowledge limitation contained therein) on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date and RVS, RIS, Limited and the shareholders shall have performed and complied with all of their covenants contained in Articles IV and VI in all material respects on or before the Closing Date. RVS, RIS and Limited shall each have provided TSA with a certificate executed by the President and the Chief Financial Officer of RVS and the General Partner of Limited, respectively, dated as of the Closing Date, certifying compliance with this subsection (a). There shall be no personal liability to any officer of RVS, RIS or Limited based on such officer's executing this certificate except for any misstatements therein made with such officer's knowledge.

         (c) NO MATERIAL ADVERSE CHANGE. There shall have been no Material Adverse Change in RVS, RIS or Limited since the RVS Balance Sheet Date.

         (d) CONSENTS. All written consents, assignments, waivers or authorizations that are required as a result of the Exchange for the continuation in full force and effect of any material contracts or leases of RVS, RIS or Limited shall have been obtained.


                                                           Page 33 of 45 Pages

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CUSIP NO.   893416 10 7
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         (e)  APPROVAL.  The Shareholders shall have unanimously approved this
Agreement and the Exchange.

         (f) DELIVERY OF RVS COMMON STOCK CERTIFICATES, STOCK POWERS AND PARTNERSHIP INTERESTS. The Shareholders shall execute and deliver (i) stock certificates and related stock powers for all of their shares of Common Stock, and such stock certificates and stock powers shall be in forms reasonably satisfactory to TSA and (ii) effective assignments of all of the partnership interests in Limited, to TSA.

         (g) ARTICLES OF EXCHANGE. The Secretary of State of Texas shall have pre-approved a form of Articles of Exchange acceptable to TSA to be filed with the Secretary of State of Texas pursuant to Section 1.03 of this Agreement.

         (h) HART, SCOTT, RODINO. The parties shall have complied with the requirements of the Hart, Scott, Rodino Act, if applicable.

    SECTION 7.02 CONDITIONS TO OBLIGATIONS OF RVS, RIS, LIMITED AND THE SHAREHOLDERS. The obligations hereunder are subject to the fulfillment or satisfaction, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived by RVS, RIS, Limited and the Shareholders, but only in a writing signed by RVS, RIS, Limited and the Shareholders):

         (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of TSA set forth in Article III shall be true and accurate in all material respects (and without regard to any knowledge limitation contained therein) on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date and TSA shall have performed and complied with all of its covenants contained in Articles V and VI in all material respects on or before the Closing Date. TSA shall have provided RVS with a certificate executed by the President and the Chief Financial officer of TSA, dated as of the Closing Date, certifying compliance with this subsection (a). There shall be no personal liability to any TSA officer executing this certificate except for any misstatements therein made with such officer's knowledge.

         (b) NO MATERIAL ADVERSE CHANGE. There shall have been no Material Adverse Change in TSA since the TSA Balance Sheet Date.

         (c) DELIVERY OF TSA COMMON STOCK CERTIFICATES. TSA shall deliver, or cause its transfer agent to deliver to the Shareholders, certificates evidencing the TSA Common Stock in forms reasonably satisfactory to the Shareholders.

         (d) The TSA Common Stock shall be registered under the Securities Act of 1933, as amended.


                                                           Page 34 of 45 Pages

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                                  ARTICLE VIII

                            TERMINATION OF AGREEMENT

    SECTION 8.01 TERMINATION PRIOR TO THE CLOSING DATE. Unless otherwise agreed by the parties hereto, this Agreement shall be terminated if the Closing Date does not occur on or before May 31, 1996.

    SECTION 8.02 TERMINATION. This Agreement may be terminated at any time prior to the Closing Date:

              (i) by mutual consent of the Board of Directors of TSA and the Shareholders;

              (ii) by TSA, if (A) there has been a breach by RVS, RIS, Limited or the Shareholders of any of their representations and warranties hereunder such that Section 7.01(a) will not be satisfied or (B) there has been a breach on the part of RVS, RIS, Limited or the Shareholders of any of their covenants or agreements contained in this Agreement such that in both case (A) and case (B), such breach has not been promptly cured after 10 days notice (in reasonable detail) to RVS, RIS, Limited or the Shareholders; or

              (iii) by RVS, RIS and Limited, if (a) there has been a breach by TSA of any of its representations and warranties hereunder such that
    Section 7.02(a) will not be satisfied or (b) there has been the breach on the part of TSA of any of its covenants or agreements contained in this Agreement such that in both case (A) and case (B), such breach has not been promptly cured after 10 days notice (in reasonable detail) to TSA or
    (C) the TSA Common Shares are not, on or before the Closing Date, registered under the Securities Act of 1933, as amended.

    SECTION 8.03 EFFECT OF TERMINATION. In the event of termination of this Agreement as provided above, this Agreement shall forthwith become void, and there shall be no liability on the part of the terminating party, except that the agreements contained or referred to in Sections 6.05, 8.03, 9.03 shall survive the termination hereof. Nothing herein shall limit the remedies available at law or in equity against the breaching party.


                                   ARTICLE IX

                                 MISCELLANEOUS

    SECTION 9.01 DEFINITIONS. The following terms are defined in the Section of this Agreement referenced below:

                                                           Page 35 of 45 Pages

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    DEFINED TERM                                                    REFERENCE
    ------------                                                    ---------

    Affiliate                                                         2.14(a)
    Closing                                                           1.01(b)
    Closing Date                                                      1.01(b)
    Damages                                                           1.03(a)
    Environmental Laws                                                2.22(b)
    ERISA                                                             2.14(a)
    Exchange                                                        Recital A
    Exchange Act                                                         3.03
    GAAP                                                                 2.07
    Governmental Authority                                               2.09
    Governmental Authorizations                                          2.21
    Lien                                                                 2.04
    Material Adverse Change                                              2.01
    Material Adverse Effect                                              2.01
    Multi employer Plan                                               2.14(b)
    RVS                                                              Preamble
    RVS Balance Sheet                                                    2.07
    RVS Balance Sheet Date                                               2.07
    RIS Common Stock                                                Recital A
    RVS Common Stock                                                Recital A
    RVS Disclosure Schedule                                           2.14(a)
    RVS Employee Plans                                                2.14(a)
    Intellectual Property Rights                                      2.18(e)
    Shareholders                                                     Preamble
    Tax Returns                                                       2.16(a)
    Securities Act                                                    3.03(b)
    Subsidiary                                                           2.06
    Tax                                                               2.16(g)
    Taxing Authority                                                  2.16(g)
    TSA                                                              Preamble
    TSA Common Stock                                                Recital A

    SECTION 9.02 FURTHER ASSURANCES. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

    SECTION 9.03 FEES AND EXPENSES. Each party shall bear its own fees and expenses.


                                                           Page 36 of 45 Pages

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    SECTION 9.04   SURVIVAL OF REPRESENTATIONS AND WARRANTIES, INDEMNITY.

         (a) SURVIVAL OF REPRESENTATIONS. Except as otherwise expressly provided herein, the representations, warranties, covenants and agreements of the parties contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing Date and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of any other party and, except as otherwise provided in this
Section 9.04, shall expire on the first anniversary of the Closing Date. The representations, warranties, covenants and agreements of the Shareholders and TSA, respectively, contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing Date but shall expire on the first anniversary of the Closing Date in the absence of actual fraud except in respect of any claim based on, arising out of or otherwise involving any fact, circumstance or otherwise involving any fact, circumstance, action or proceeding in respect of which the party asserting such claim shall have given written notice to the party against whom indemnification is sought prior to or on such first anniversary, which notice shall describe such claim with reasonable specificity, including the specific nature of the breach and the damages resulting from such breach and provided further that the party asserting the claim shall have initiated a formal proceeding based on the claim in any court having competent jurisdiction (for these purposes, the parties agree to the non-exclusive jurisdiction of any state or federal court in the State of Nebraska) within ninety (90) days following the first anniversary date of the Closing Date.

         (b) INDEMNIFICATION BY THE SHAREHOLDERS. If the Closing of the Exchange shall occur, then, subject to the provisions of this Section 9.04, the Shareholders severally shall indemnify and hold harmless TSA and its affiliates from and against all damages in excess of $200,000 arising from any misrepresentation or breach of warranty, covenant or agreement made by the Shareholders in Article II and any breach by RVS, RIS, Limited or the Shareholders of any covenant or agreement on its, his or her part contained in this Agreement;

         Each Shareholder shall indemnify TSA for the damages set forth in
Section 9.04(b) but in no event shall a Shareholder be required to indemnify TSA for an amount in excess of the value of the TSA shares received by such Shareholder pursuant to the Exchange, valued at the closing price of TSA shares on NASDAQ on the business day prior to the Closing Date. Payment of any indemnity shall be made by transferring TSA Common Stock valued at the closing price determined by the result of dividing the actual exchange value by the total number of TSA shares exchanged.

         (c)  SHAREHOLDERS' PARTICIPATION IN DEFENSE AGAINST THIRD PARTY
CLAIMS. The Shareholders shall be entitled to assume the defense of any claims for which TSA shall seek indemnification from the Shareholders under this Agreement and which are brought by parties unaffiliated with TSA. If the Shareholders elect in writing to assume the defense of any lawsuit or action with respect to any claim for which TSA is seeking indemnification under this Agreement, the Shareholders shall take control of the defense and investigation of such lawsuit or action and shall employ and engage an attorney of their own choice reasonably acceptable to TSA to handle and defend such lawsuit or action, at the Shareholders' cost. TSA shall have the right to employ


                                                           Page 37 of 45 Pages

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CUSIP NO.   893416 10 7
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counsel with respect to any such claim, but the fees and expenses of such counsel shall be at the expense of TSA unless (i) the employment of counsel by TSA has been authorized in writing by the Shareholders, or (ii) the Shareholders shall not in fact have employed counsel to assume the defense of such claim, in each of which case, the fees and expenses of counsel shall be at the expense of the shareholders. Regardless of which party is controlling the defense of any claim, (i) both the Shareholders and TSA shall act in good faith, (ii) no settlement of such claim may be agreed to without the written consent of both the Shareholders and TSA, which consent shall not be unreasonably withheld, and
(iii) the fees and expenses of the counsel retained to defend such claim shall be payable by the Shareholders except as provided in the foregoing sentence.

         (d) INDEMNIFICATION BY TSA. If the Closing of the Exchange shall occur, then, subject to the provisions of this Section 9.04, TSA shall indemnify and hold harmless the Shareholders and its affiliates from and against all damages in excess of $200,000 arising from any misrepresentation or breach of warranty, covenant or agreement made by TSA in Article III and any breach by TSA of any covenant or agreement on its part contained in this Agreement.

         TSA shall indemnify the Shareholders for the damages set forth in
Section 9.04(d) but in no event shall TSA be required to indemnify any Shareholder for an amount in excess of the value of the TSA shares received by such Shareholder pursuant to the Exchange, valued at the closing price of TSA shares on NASDAQ on the business day prior to the Closing Date.

         (e) TSA'S PARTICIPATION IN DEFENSE AGAINST THIRD PARTY CLAIMS. TSA shall be entitled to assume the defense of any claims for which the Shareholders shall seek indemnification from TSA under this Agreement. If TSA elects in writing to assume the defense of any lawsuit or action with respect to any claim for which the Shareholders are seeking indemnification under this Agreement, TSA shall take control of the defense and investigation of such lawsuit or action and shall employ and engage one attorney of its own choice reasonably acceptable to the Shareholders to handle and defend all of the Shareholders in such lawsuit or action, at TSA's cost. The Shareholders shall have the right, to employ counsel with respect to any such claim, but the fees and expenses of such counsel shall be at the expense of the Shareholders unless (i) the employment of counsel by the Shareholders has been authorized in writing by TSA, or (ii) TSA shall not in fact have employed counsel to assume the defense of such claim, in each of which case, the fees and expenses of counsel shall be at the expense of TSA. Regardless of which party is controlling the defense of any claim,
(i) both the Shareholders and TSA shall act in good faith, (ii) no settlement of such claim may be agreed to without the written consent of both the Shareholders and TSA, which consent shall not be unreasonably withheld, and (iii) the fees and expenses of the counsel retained to defend such claim shall be payable by TSA except as provided in the foregoing sentence.

         (f) INDEMNIFICATION BY STEVE W. SHEPHERD. As a condition to the closing of the Exchange, Steve W. Shepherd shall be obligated to make all payments due under the Bonus Agreements (but not the Hamlet Arrangement) and due to J.C. Bradford & Co. Further, Steve W. Shepherd shall indemnify TSA from any liability arising in connection with his obligations set forth in the preceding sentence.


                                                           Page 38 of 45 Pages

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CUSIP NO.   893416 10 7
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    SECTION 9.05   NOTICES.  Whenever any party hereto desires or is required to give any notice, demand, or request with respect to this Agreement, each such communication shall be in writing and shall be effective only if it is delivered by personal service or mailed, United States registered or certified mail, postage prepaid, or sent by prepaid overnight courier or confirmed telecopier, addressed as follows:

If to TSA:

    William E. Fisher
    CEO & President
    Transaction Systems Architects, Inc.
    330 South 108th Avenue
    Omaha, Nebraska  68154

With a copy in each case to:

    David P. Stokes
    General Counsel
    Transaction Systems Architects, Inc.
    330 South 108th Avenue
    Omaha, Nebraska  68154

If to RVS, RIS, Limited or the Shareholders:

    Steve W. Shepherd
    Regency Voice Systems, Inc.
    15820 Addison Road
    Dallas, Texas  75248

With a copy in each case to:

    William J. Underwood, Jr.
    Smith, Underwood & Perkins, P.C.
    600 Two Lincoln Centre
    5420 LBJ Freeway
    Dallas, Texas  75240
    Telecopy:  972/661-5691

    Such communications shall be effective when they are received by the addressee thereof. Any party may change its address or telecopier number for such communications by giving notice thereof to the other parties in conformity with this Section.


                                                           Page 39 of 45 Pages

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CUSIP NO.   893416 10 7
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    SECTION 9.06   GOVERNING LAWS.  The laws of the State of Nebraska
(irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties.

    SECTION 9.07 BINDING UPON SUCCESSORS AND ASSIGNS. No assignment or transfer by TSA, the shareholders or RVS, RIS or Limited of their respective rights and obligations hereunder shall be made except for such transfers as are effected by death or testamental succession or otherwise by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns (including without limitation the administrators, executors, representatives, heirs, legatees and devisees of the Shareholders), and any reference to such a party hereto shall also be a reference to permitted successors or assigns.

    SECTION 9.08 SEVERABILITY. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persona or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

    SECTION 9.09 ENTIRE AGREEMENT. This Agreement and the other agreements and instruments referenced herein constitute the entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto.

         SECTION 9.10 OTHER REMEDIES. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

    SECTION 9.11 AMENDMENT AND WAIVERS. Any term or provision of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions. This Agreement may not be amended or supplemented by any party hereto except pursuant to a written amendment executed by all parties.

    SECTION 9.12 CONSTRUCTION OF AGREEMENT. A reference to an Article, Section, Schedule or Exhibit shall mean an Article of, a Section in, or Schedule or Exhibit to, this Agreement unless otherwise explicitly set forth. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole. The words "include," "includes," and "including" when used herein shall be deemed in each case to be followed by the words "without limitations."


                                                           Page 40 of 45 Pages


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CUSIP NO.   893416 10 7
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    SECTION 9.13   ABSENCE OF THIRD PARTY BENEFICIARY RIGHTS.  No provision of this Agreement is intended, not will be interpreted, to provide to create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, shareholder, employee, partner or any party hereto or any other person or entity and all provisions hereof will be personal solely between the parties to this Agreement.

    SECTION 9.14 MUTUAL DRAFTING. This Agreement is the joint product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties, and shall not be construed for or against any party hereto.

    SECTION 9.15 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories.


    IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.


TRANSACTION SYSTEM ARCHITECTS,    REGENCY VOICE SYSTEMS, INC.
INC. ("TSA")                      ("RVS")


By: /s/ WILLIAM FISHER            By: /s/ STEVE W. SHEPHERD
   --------------------------        -------------------------------

Name: WILLIAM FISHER              Name: STEVE W. SHEPHERD
     ------------------------          -----------------------------

Title: PRESIDENT                  Title: CHAIRMAN
      -----------------------           ----------------------------


REGENCY INTERACTIVE SYSTEMS,      REGENCY VOICE SYSTEMS INVESTORS,
INC. ("RIS")                      LTD. ("Limited")


By: /s/ STEVE W. SHEPHERD         By: /s/ STEVE W. SHEPHERD
   --------------------------        -------------------------------

Name: STEVE W. SHEPHERD           Name: STEVE W. SHEPHERD
     ------------------------          -----------------------------

Title: PRESIDENT                  Title: GENERAL PARTNER
      -----------------------           ----------------------------


                                                           Page 41 of 45 Pages

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CUSIP NO.   893416 10 7
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RVS SHAREHOLDERS


By: /s/ STEVE W. SHEPHERD
   ----------------------------------

Printed Name: Steve W. Shepherd
212,500 Shares


By: /s/ CAROL ANN SHEPHERD
   ----------------------------------

Printed Name: Carol Ann Shepherd
212,500 Shares


By: /s/ R. H. SEALE, III
   ----------------------------------

Printed Name: Robert H. Seale, III
11,010 Shares


By: /s/ STERLING C. SHEPHERD
   ----------------------------------

Printed Name: Sterling C. Shepherd
4,404 Shares











                                                           Page 42 of 45 Pages

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CUSIP NO.   893416 10 7
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RIS SHAREHOLDERS


By: /s/ STEVE W. SHEPHERD
   ----------------------------------

Printed Name: Steve W. Shepherd
70,000 Shares


By: /s/ CAROL ANN SHEPHERD
   ----------------------------------

Printed Name: Carol Ann Shepherd
70,000 Shares














                                                           Page 43 of 45 Pages

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CUSIP NO.   893416 10 7
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PARTNERS



By: /s/ STEVE W. SHEPHERD
   ----------------------------------

Printed Name: Steve W. Shepherd
1% General Partnership Interest
45.183% Limited Partnership Interest


By: /s/ CAROL ANN SHEPHERD
   ----------------------------------

Printed Name: Carol Ann Shepherd
45.183% Limited Partnership Interest


By: /s/ R. H. SEALE, III
   ----------------------------------

Printed Name: Robert H. Seale, III
2.5% Limited Partnership Interest


By: /s/ STERLING C. SHEPHERD
   ----------------------------------

Printed Name: Sterling C. Shepherd
1% Limited Partnership Interest


By: /s/ DANNY J. CASEY
   ----------------------------------

Printed Name: SFC Investors, Ltd.
by Danny Casey, General Partner
5.134% Limited Partnership Interest


                                                           Page 44 of 45 Pages


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-----------------------
CUSIP NO.   893416 10 7
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                                      EXHIBIT A

                               RVS DISCLOSURE SCHEDULE


    Consists of two (2) bound volumes dated even date herewith and referencing this Agreement.



















                                                           Page 45 of 45 Pages